Exhibit 99.1

Thomson Reuters Files Documents for Proposed Return of Capital and Share Consolidation Transactions

TORONTO, March 13, 2026 – Thomson Reuters (TSX/Nasdaq: TRI) today filed its management proxy circular and related documents in connection with the upcoming special meeting at which shareholders will be asked to approve the proposed return of capital and share consolidation transactions, among other items. The management proxy circular and related documents are available online and for pick-up, as set out below.

The transactions consists of a special cash distribution of US$605 million in the aggregate, or approximately US$1.36 per common share (estimated based on the number of common shares issued and outstanding as of the record date and assuming no shareholders opt-out of the return of capital) followed by a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution. The share consolidation ratio will be based on the volume weighed average trading price of the common shares on the Nasdaq Stock Market LLC (“Nasdaq”) for the five trading days immediately prior to the return of capital becoming effective.

The proposed return of capital is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Shareholders who are taxable in a jurisdiction outside of Canada (including taxable U.S. resident shareholders and others) (“Eligible Opt-Out Shareholders”) will be able to opt out of the return of capital. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the return of capital may be preferable to those associated with participating in the return of capital. If an Eligible Opt-Out Shareholder chooses to opt out, it will not receive the cash distribution and will continue to hold the same number of shares that it currently holds.

Details of the transaction (including information regarding the opt-out right) are described in the management proxy circular and related materials, which are available on thomsonreuters.com in the “Investor Relations” section. The documents were filed with the Canadian securities regulatory authorities on SEDAR+ and are available at www.sedarplus.com. The documents will also be furnished to the U.S. Securities and Exchange Commission through EDGAR and when filed, will be available at www.sec.gov. The documents will also be available for pick-up, free of charge, at Computershare Investor Services Inc.’s offices in Toronto, Montreal, Vancouver and Calgary. Please contact Computershare Investor Services Inc. using the phone numbers set out below for the addresses of those offices.

The special meeting of shareholders will be held on Tuesday, April 28, 2026 at 9:00 a.m. EDT (changed from the original planned time of 12:00 p.m.). The meeting will be a webcast on thomsonreuters.com in the “Investor Relations” section. Holders of Thomson Reuters common shares as of 5:00 p.m. EDT on March 6, 2026 are entitled to vote at the meeting.

Registered shareholders who have questions or need assistance voting their shares may contact Computershare Investor Services Inc. at 1.800.564.6253 (toll-free in Canada and the U.S.) or at 1.514.982.7555 (outside Canada and the U.S.). Non-registered shareholders who hold their shares indirectly through an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee) should contact their intermediary if they have questions or need assistance. Shareholders who have questions or need assistance may also contact D.F. King & Co., Inc., who is acting as Information Agent for the transaction, at 1.800.967.5068 (toll-free in Canada and the U.S.) or at 1.212.561.5870 (outside Canada and the U.S., banks, brokers and collect calls) or at the following email address: tri@dfking.com.

About Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking within the meaning of applicable Canadian and U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. These statements relating to the return of capital and share consolidation transactions and the anticipated tax treatment for shareholders participating in the return of capital and those opting out. These forward-looking statements are based on certain assumptions, including shareholder approval of the transactions, and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the risk factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital and share consolidation transactions will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

Zoe Zanettos

Director, Corporate Affairs

+1 647 202 8948

zoe.zanettos@thomsonreuters.com

INVESTORS

Gary E. Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com